EXHIBIT 99.1

Stantec named one of Canada’s Best 50 Corporate Citizens and first among industry peers by Corporate Knights

EDMONTON, Alberta and NEW YORK, July 02, 2021 (GLOBE NEWSWIRE) -- Stantec was named by Corporate Knights as the top firm among industry peers within its ranking of Canada’s Best 50 Corporate Citizens of 2021. All ranking honorees were selected from a pool of 271 Canadian companies with revenues over $1 billion, each evaluated on a set of 24 environmental, social, and governance (ESG) indicators relative to their industry peers and using publicly available information. The Best 50 companies ranking sets the standard for sustainability leadership in Canada by spotlighting honorees of varying sizes and sectors, including publicly-traded and privately-owned companies, Crown corporations, credit unions, and co-op organizations, among others. The full list and methodology for the Canada’s Best 50 Corporate Citizens rankings can be found here. The designation arrives following the early 2021 announcement by Corporate Knights that Stantec was ranked the fifth most sustainable company in the world.

“We are proud to be recognized among Canada’s most prominent corporate leaders in sustainability,” said Gord Johnston, President and CEO. “We maintain a dedicated emphasis on sustainability through our operations, leadership focus, and talented staff who guide clients around the globe. To rank high in such a diverse list of this year’s honorees – ranging in size, sector, and ownership – is an honor and I see it as a promising indicator of a commitment to sustainability that is rapidly spreading across Canada.”

The Corporate Knights recognitions are among a series of recent ESG-driven accolades earned by the company from different leading organizations. The CDP (formerly the Carbon Disclosure Project) awarded Stantec its technical classification of A-, making Stantec the only engineering and design firm in the industry to earn an A- rating for the last three consecutive years. Within recent months, Forbes named Stantec as one of America's Best Employers for Women and one of America’s Best Employers for Diversity. Additionally, the firm was named for the second year in a row to the Bloomberg Gender-Equality Index for fostering inclusion.

In 2021, Stantec pledged to achieve a 1.5oC science-based emissions reduction target, carbon neutrality for 2022 emissions, and net-zero operations by 2030 across its entire global footprint.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be found on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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Design with community in mind